UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of February 2019

Commission File Number 001-36906

INTERNATIONAL GAME TECHNOLOGY PLC
(Translation of registrant’s name into English)

66 Seymour Street, Second Floor
London, W1H 5BT
United Kingdom
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F ☒          Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

International Game Technology PLC Expands its Senior Leadership Team

On February 13, 2019, International Game Technology PLC (NYSE:IGT) (“IGT”) announced announced that it has expanded its senior leadership team with the appointments of three members to new roles.

Robert Vincent has been named Chairperson of IGT Global Solutions Corporation, the primary operating subsidiary for the U.S. lottery business, effective April 8, 2019. Bob will serve as a senior consultant to IGT Chief Executive Officer Marco Sala and the rest of IGT’s senior leadership team. Bob began working as a consultant for IGT in 1990 and joined IGT in 1996.  He has held several leadership roles, including his current role as Executive Vice President for Administrative Services and External Relations, which he will be leaving on the effective date of his new role. Bob is a member of several Rhode Island-based boards and committees, including the Rhode Island Hospital Foundation, the University of Rhode Island Foundation and the University’s Harrington School of Communication and Media.

Wendy Montgomery joins the senior leadership team as Senior Vice President of Global Brand, Marketing, and Communications, effective immediately. Reporting directly to Marco Sala, she will oversee the strategy for IGT’s global brand, trade shows, and external communications, including community relations, responsible gaming, and corporate social responsibility. Prior to joining IGT in 2018 as Senior Vice President of Global Lottery Marketing, she spent 13 years at the Ontario Lottery and Gaming Corporation where she led marketing, sales, operations, policy and planning, and the iGaming business.

Scott Gunn also joins the senior leadership team as Senior Vice President of Corporate Public Affairs, effective immediately. Reporting directly to Marco Sala, Scott is responsible for public affairs related to government relations strategy, and is instrumental in directing and facilitating government relationships and public engagement to advance global business interests for the North American and International business units. Scott has been with IGT for more than 24 years and has held positions in operations, sales, business development, and public affairs. Scott serves on the Board of Advisors to Reviver Auto, is Chairperson of IGT’s Political Action Committee, and is a member of IGT’s Executive Diversity and Inclusion Council.

A copy of the news release relating to these matters is furnished herewith as follows:

Exhibit Number	Description

99.1	News Release “IGT Expands its Senior Leadership Team,” dated February 13, 2019

EXHIBIT INDEX

Exhibit Number	Description

99.1	News Release “IGT Expands its Senior Leadership Team,” dated February 13, 2019

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 13, 2019	INTERNATIONAL GAME TECHNOLOGY PLC

	By:	/s/ Pierfrancesco Boccia
Pierfrancesco Boccia
Corporate Secretary